July 12 , 2007
Tia Jenkins- Mail Stop 3961
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Re: Bio- Reference Laboratories, Inc.
Form 10-K for Fiscal Year Ended October 31, 2006
File No 000-15266

Dear Ms. Jenkins,

We have reviewed the staff’s comment letter of June 21, 2007, a copy of which is attached hereto. You will note that the substantive paragraphs of the staff’s letter have been numbered. The following are the Bio-Reference Laboratories, Inc. (“BRLI”) responses to the staff’s comments. The number preceding each response corresponds to the numbered staff comment to which BRLI is responding.

Form 10-K for the Fiscal Year Ended October 31, 2006

Item 9A- Controls and Procedures, page 27

#1 If required, in an amendment to this Item, BRLI will confirm that based on an evaluation under the supervision and with the participation of its management, BRLI’s principal executive officer and principal financial officer have concluded that BRLI’s disclosure controls and procedures as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act were effective as of October 31, 2006 to ensure that information required to be disclosed by BRLI in reports that it files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to BRLI’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

BRLI will add the following sentence at the beginning of the penultimate paragraph under Item 9A.

“BRLI’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a- 15(f) under the Exchange Act.)”

In addition, BRLI will confirm that there were no significant changes in BRLI’s internal control over financial reporting identified in management’s evaluation during the fourth quarter of fiscal 2006 that have materially affected, or are reasonably likely to materially affect BRLI’s internal control over financial reporting.

Report of independent certified public accountant, page 46

#2 The Report of the Independent Registered Public Accounting Firm will be amended to delete the word “auditing” (which was included due to a typographical error) from the first sentence of the second paragraph to conform with PCAOB Auditing Standard No. 1.

Note 2 – Summary of Significant Accounting Policies, page 53

#3 In our letter to the staff dated March 2, 2005, issued in response to the staff’s comment letter dated February 24, 2005, we stated that there were no settlement amounts in the commercial laboratory industry. We used the phrase “no settlement amounts” in that context to indicate that commercial laboratories accept reimbursement without litigation or negotiation on specific transactions from patients or third party payors.

When we used the phrase “as final settlements are determined” under the caption “Net Service Revenue” on page 55 of the October 31, 2006 Form 10-K, we used the term “settlement” in a totally different context, namely that the adjustments that are made are based on the Company’s collection experience.

To avoid any further confusion with regard to the word “settlements”, we will modify the language under the caption “Net Service Revenue” to more precisely define our Revenue Recognition Policy. As a result, we propose to insert the following paragraph in replacement of the first three sentences under “Net Service Revenue.”

“Net Service Revenue – Service revenues are principally generated from laboratory testing services including chemical diagnostic tests such as blood analysis, urine analysis and genetic testing among others. Net service revenues are recognized at the time the testing services are performed and are reported at their estimated net realizable amounts. These estimated net realizable amounts from patients, third party payors and others for services rendered, are accrued on an estimated basis in the period the related services are rendered and adjusted in subsequent periods based upon an analysis of the Company’s collection experience from each category of payor group as well as prospectively determined contractual adjustments and discounts with third party payors.

Differences between these adjustments and any subsequent revisions are included in the statement of operations in the period in which the revisions are made and are disclosed, if material. Applying this methodology and aggregating its collection experience from all payor groups, the Company has not been required to record an adjustment related to revenue recorded in prior periods that was material in nature.”

As stated pursuant to our internal controls policies, our Contractual Adjustments and Discounts are estimated by payor group. This includes delineating between government payors, i.e. Medicare or specific State Medicaid programs, professional accounts, self pay patient billing and other third party payors. Other third party payors are further broken down whenever possible into either specific payors (where there is sufficient business with the payor to identify an experience rating) or payor types, (such as method of claims submissions, paper or electronic). Given that in the most recently reported fiscal year the Company received payment from over 2000 third party payors, some aggregation of experience is necessary. Estimates for each category are revised and updated quarterly to the extent necessary, based upon current market information and our review of the historical reimbursement rates for each of these payor groups. In addition we consider any additional information we may have that may impact these historical experience rates. Although some of the subgroups are adjusted up or down based on the above conditions, we have determined that the net effect of the overall subsequent revisions that impacted net income during fiscal 2006 for adjustments relating to revenue that was recorded in years prior to fiscal 2006, was immaterial.

In view of the fact that any such adjustments would have been immaterial and that our Consolidated Financial Statements fully disclose our Gross Revenues, Contractual Adjustments and Discounts, Accounts Receivable and Provision for Doubtful Accounts, we do not believe that additional disclosure would provide any additional significant benefit.

#4 We assume this comment pertains to Item 7 of the Form 10-K, “Management’s Discussion and Analysis…” under which “Critical Accounting Policies” are discussed. The subheadings “Accounting for Revenue” and “Accounting for Contractual Credits and Doubtful Accounts” will be modified consistent with our response under Item #3 above. If the staff deems it necessary, the two tables on pages 55 and 56 of the Form 10-K can also be inserted here although we note that a combined version of the first table also appears in Item 7 under “Liquidity and Capital Resources.”

Note 4- Intangible assets, page 56

#5 In response to comment 5, BRLI did capitalize costs associated with previous business combinations in accordance with SFAS No. 141, “Business Combinations” (the Pronouncement).  Based on the nature of costs recognized in accordance with paragraph 41 of the Pronouncement, these costs were capitalized as they were direct  in that they principally represented professional fees specifically incurred in connection with each acquisition.

BRLI capitalized and subsequently amortized these costs over a deemed useful life and captioned them “Costs Related to Acquisitions” as disclosed in previously filed Form 10-K’s and 10-Q’s. This treatment is in accordance with a prior SEC letter of comment received in 1993. In accordance with the guidance of paragraph 39 of the

Pronouncement, the amounts capitalized in 2006 should not have been capitalized apart from purchased Goodwill as they did not arise from contractual or other legal rights.

Further, these assets are not considered “separable” as defined in paragraph 39 as they are not “capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged”;  nor, can they be “sold, transferred, licensed, rented or exchanged in combination with a related contract, asset or liability.”

In conclusion, the total capitalized cost amount of $1,562 can be broken out into two categories. The first represents $1,111 of costs capitalized prior to fiscal 2006. The second category represents $451 of costs capitalized in fiscal 2006. If required we will revise BRLI’s October 31, 2006 10-K filing to reflect a reclassification from Costs Related to Acquisitions to Goodwill of $451. The remaining Capitalized Cost of $1,111 net of Accumulated Amortization of $ 462 would leave a balance of $649 as of October 31, 2006. Upon review of the nature and the materiality of these costs capitalized prior to fiscal 2006, which appear to have been established approximately ten years ago, we have determined that they should be reclassified as Customer Lists.

Note 11- Stock options and warrants, page 61

#6 BRLI recognized stock options granted to non-employees in accordance with EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (the Pronouncement).  Awards granted, in accordance with the Pronouncement, were initially measured at their grant date fair value using a Black-Scholes option pricing model.

For periods before fiscal 2006, had the options been re-measured as required by EITF No. 96-18, the cost variation over the vesting period would have been immaterial. As of November 1, 2005, all but 5,000 options awarded to the scientific advisory board members had fully vested. If the cost for the 2003 and 2004 options had been re-measured at each subsequent reporting date, we believe the effect to be insignificant.

The deferred compensation for options granted to non-employees was created prior to the issuance of SFAS123(R). Upon our adoption on November 1, 2005, it was our interpretation that although SFAS123(R) ¶ 74 states that any unearned or deferred compensation related to those earlier awards shall be eliminated against the appropriate equity accounts, it does not explicitly apply to balances created through options issued to non-employees. As stated in Staff Accounting Bulletin Topic 14A, “Only certain aspects of the accounting for share based payment transactions with non-employees are explicitly addressed by Statement 123R”. As such, we believe that our recording of deferred compensation for options granted to non-employees is appropriate.

#7 Considering our response to comment #6 above, we believe that our accounting and classification of deferred compensation is appropriate. Non-employee stock based options were measured at their grant date fair value and are amortized ratably over the service term of the agreement. Appropriate amounts were charged to operations.

Note 18- Acquisitions, page 71

#8 BRLI disclosures regarding the acquisition of GeneDx have omitted some of the items required by SFAS 141 based upon our assessment of materiality. The calculations used to determine the financial statements and pro forma information that would be required in accordance with Regulation S-X ¶ 35,151, resulted in none of the conditions specified in the definition of a significant subsidiary exceeding 20%. As disclosed in footnote [18], BRLI has identified the amount of the purchase price allocated to goodwill.

Other 1934 Act filings

 #9 BRLI will incorporate the above responses to the extent applicable to all future 1934 Act filings starting with its quarterly report on Form 10-Q for the quarter ended July 31, 2007. BRLI respectfully submits that with respect to its prior 1934 Act filings, the above changes do not appear to be material and do not mandate amendments of prior filings.

BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Bio-Reference Laboratories, Inc.

By	/s/ Sam Singer
Sam Singer
Senior Vice President
Principal Financial Officer